Via Facsimile and U.S. Mail
Mail Stop 6010

December 11, 2006

David F. Brussard
President, Chief Executive Officer and
Chairman of the Board
Safety Insurance Group, Inc.
20 Custom House Street
Boston, Massachusetts 02110

Re: Safety Insurance Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File Number: 000-50070

Dear Mr. Brussard:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Loss and Loss Adjustment Expense Reserves, page 43

1.   Please provide us, in disclosure-type format, the following information:

    a. Since IBNR reserve estimates are more imprecise, please provide the amount of gross IBNR separately from case reserves for each line of business. In addition, describe the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

b. We note that you review previously established reserves each quarter and adjust them if necessary. Please describe how your review procedures differ on an annual and interim reporting basis.

c. We note your disclosure that management determines the Company's reserves estimate based upon the work of the actuaries and management's own assessment of reasonable reserves. Describe management's policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.

1. If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

2. When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

d. We note that you have identified frequency and severity of claims as the key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. Please expand your discussion to include the following:

1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2. Explicitly identify and discuss key assumptions as of the latest balance sheet date that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

* * * *

Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant